EnCana Corporation

March 31, 2005

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read in conjunction with the unaudited interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended March 31, 2005, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2004. Readers are referred to the legal advisory detailing “Forward-Looking Statements” contained at the end of this MD&A. The Interim Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian GAAP in United States dollars (except where indicated as being in another currency).

This MD&A has been prepared in United States dollars with production and sales volumes presented on an after royalties basis consistent with U.S. protocol reporting. This MD&A is dated April 28, 2005.

SUMMARY OF KEY SECTIONS

Certain terms used in this MD&A (and not otherwise defined) are defined in the notes regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana, found at the end of this MD&A.

SUMMARY OF KEY EVENTS AND FINANCIAL RESULTS

Key events in the first quarter of 2005:

•	Cash flow from continuing operations of $1,308 million has increased 46 percent from $896 million in the first quarter of 2004.

•	Net loss from continuing operations was $125 million compared with net earnings of $326 million in the first quarter of 2004. The net loss was mainly due to the $628 million after-tax unrealized commodity hedging losses.

•	Operating earnings from continuing operations of $518 million increased 12 percent from $462 million in the first quarter of 2004 as a result of increased volumes and prices offset by increased depreciation, depletion and amortization.

•	Sales volumes from continuing operations increased 11 percent to 4,089 million cubic feet equivalent per day (“MMcfe/d”) comprised of 3,146 MMcf/d of natural gas and 157,184 barrels per day (“bbls/d”) of liquids.

•	Average sales prices, excluding hedges, increased ten percent for North American natural gas and 17 percent for North American liquids.

•	EnCana recorded total realized commodity hedging losses of $10 million after-tax and unrealized commodity hedging losses of $628 million after-tax.

•	EnCana purchased approximately 11 million shares under the Normal Course Issuer Bid (“Bid”) for a total cost of $669 million.

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

OVERVIEW

EnCana is a leading independent North American oil and gas company. EnCana pursues predictable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. EnCana’s disciplined pursuit of these unconventional resources has enabled it to become North America’s leading natural gas producer and a technical and cost performance leader in the development of oilsands through in-situ recovery.

EnCana reports the results of its continuing operations under two operating segments:

•	Upstream, which focuses on the Company’s exploration for and development and production of natural gas, crude oil and natural gas liquids (“NGLs”), and other related activities.

•	Midstream & Market Optimization, which is conducted by the Midstream & Marketing division. Midstream focuses on natural gas storage operations, NGLs processing and power generation operations. Marketing undertakes market optimization activities to enhance the sale of Upstream’s proprietary production. Market optimization results reflect third party purchases and sales of product which provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

BUSINESS ENVIRONMENT

NATURAL GAS
Concerns over the ability of North American natural gas supply to continue to grow despite drilling levels and the influence of high crude oil prices have continued to result in historically high average NYMEX gas prices.

Higher average AECO gas prices in the first quarter of 2005 compared with the same period in 2004 can be attributed to increased NYMEX prices. The first quarter increase in the AECO/NYMEX basis differential in 2005 compared to the first quarter of 2004 is also attributable to the higher NYMEX prices as the basis tends to widen as the NYMEX price increases. In part, this can be explained by the higher fuel costs associated with accessing downstream markets.

				Year
	Three months ended March 31			Ended
Natural Gas Price Benchmarks		2005 vs
(Average for the period)	2005	2004	2004	2004
AECO Price (C$/Mcf)	$6.69	1%	$6.60	$6.79
NYMEX Price ($/MMBtu)	6.27	10%	5.69	6.14
Rockies (Opal) Price ($/MMBtu)	5.53	12%	4.94	5.23
AECO/NYMEX Basis Differential ($/MMBtu)	0.86	25%	0.69	0.91
Rockies/NYMEX Basis Differential ($/MMBtu)	0.74	-1%	0.75	0.91

CRUDE OIL
The West Texas Intermediate (“WTI”) crude oil price was higher in the first quarter of 2005 than the fourth quarter of 2004 and significantly higher than the first quarter of 2004. This was caused by continued world oil demand (primarily in Asia and North America), increased speculative interest in crude oil and related products, and concern over limited world spare production capacity. The world oil price in the first quarter was further supported by late winter weather, as well as reduced supply from the Gulf of Mexico and Canada.

Heavy oil differentials were significantly wider in the first quarter of 2005 compared to 2004 due to the higher price for WTI and the wider U.S. Gulf Coast light to heavy product differentials reflected in the wider Maya differential, which is the North American heavy crude benchmark. Increased Canadian heavy crude-on-crude competition also contributed to widening Canadian heavy oil differentials. The Bow River Blend average sales price for the first quarter of 2005 was 63 percent of WTI compared to 74 percent in the first quarter of 2004.

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

The WTI/NAPO differential for the first quarter of 2005, as a percentage of WTI, was relatively unchanged compared to the same period in 2004, despite a widening of light/heavy differentials in the U.S. Gulf Coast. This was primarily related to better netbacks received on sales of NAPO into the U.S. West Coast.

	Three months ended March 31			Ended
Crude Oil Price Benchmarks		2005 vs
(Average for the period $/bbl)	2005	2004	2004	2004
WTI	$50.03	42%	$35.25	$41.47
WTI/Maya Differential	17.23	84%	9.35	11.58
WTI/Bow River Differential	18.51	105%	9.03	12.82
WTI/OCP NAPO Differential (Ecuador)	17.18	47%	11.65	14.33

U.S./CANADIAN DOLLAR EXCHANGE RATES
The March 31, 2005 U.S./Canadian dollar exchange rate of US$0.827 per C$1 increased by eight percent compared with the March 31, 2004 rate of $0.763. The March 2005 rate is slightly lower than the 2004 year-end rate.

CONSOLIDATED FINANCIAL RESULTS

SUMMARY
Cash flow increased to $1,413 million from $995 million, an increase of $418 million or $0.98 per share diluted. Higher commodity prices and growth in sales volumes were partially offset by increased expenses. Cash flow from continuing operations increased $412 million, or $0.96 per share diluted, to a total of $1,308 million in the first quarter of 2005 compared to $896 million in the same quarter of 2004.

Net earnings decreased $335 million to a net loss of $45 million in the quarter. EnCana’s net loss from continuing operations in the quarter is $125 million compared with net earnings of $326 million in the first quarter of 2004. Higher volumes and prices in the first quarter of 2005 were offset by unrealized financial commodity hedge losses from continuing operations of $628 million after-tax, increased operating and administrative expenses and increased depreciation, depletion and amortization (“DD&A”). The net loss this quarter includes an unrealized after-tax loss of $15 million on Canadian issued U.S. denominated debt resulting from the decrease in value of the Canadian dollar since year-end compared with an unrealized after-tax loss of $32 million in the first quarter of 2004.

ACQUISITIONS AND DIVESTITURES
EnCana has announced plans to divest of mature western Canadian conventional assets producing approximately 22,000 barrels of oil equivalent per day, assets in the Gulf of Mexico, certain natural gas gathering and processing facilities in the U.S. Rocky Mountain states and its Ecuador operations.

On April 28, 2005 EnCana announced the sale of its Gulf of Mexico assets for approximately $2 billion in cash, resulting in net proceeds of approximately $1.5 billion after-tax and other adjustments. The sale is expected to close on or before June 13, 2005 and is subject to normal closing conditions and regulatory approvals. The planned use of the proceeds from this divestiture is discussed in the “Outlook” section of this MD&A.

ENCANA CORPORATION Q1 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS (PREPARED IN US$)

				Year
	Three months ended March 31			Ended
Consolidated Financial Summary		2005 vs
($ millions, except per share amounts)	2005	2004	2004	2004
Cash Flow(1)	$1,413	42%	$995	$4,980
- per share — basic	3.17	47%	2.16	10.82
- per share — diluted	3.11	46%	2.13	10.64
Net (Loss) Earnings	(45)	-116%	290	3,513
- per share — basic	(0.10)	-116%	0.63	7.63
- per share — diluted	(0.10)	-116%	0.62	7.51
Operating Earnings(2)	611	31%	465	1,976
- per share — diluted	1.34	34%	1.00	4.22
Cash Flow from Continuing Operations(1)	1,308	46%	896	4,605
- per share — basic	2.93	51%	1.94	10.00
- per share — diluted	2.88	50%	1.92	9.84
Net (Loss) Earnings from Continuing Operations	(125)	-138%	326	2,211
- per share — basic	(0.28)	-139%	0.71	4.80
- per share — diluted	(0.28)	-140%	0.70	4.72
Operating Earnings from Continuing Operations (2)	518	12%	462	1,989
- per share — diluted	1.14	15%	0.99	4.25
Revenues, Net of Royalties	2,661	-3%	2,730	11,810

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are discussed under “Cash Flow” in this MD&A.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are described and discussed under “Operating Earnings” in this MD&A.

Quarterly Summary	2005	2004				2003
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash Flow(1)	$1,413	$1,491	$1,363	$1,131	$995	$1,254	$977	$1,007
- per share — basic	3.17	3.25	2.95	2.46	2.16	2.71	2.06	2.10
- per share — diluted	3.11	3.21	2.92	2.43	2.13	2.69	2.04	2.08
Net (Loss) Earnings	(45)	2,580	393	250	290	426	290	807
- per share — basic	(0.10)	5.62	0.85	0.54	0.63	0.92	0.61	1.68
- per share — diluted	(0.10)	5.55	0.84	0.54	0.62	0.91	0.61	1.67
Operating Earnings(2)	611	573	559	379	465	316	278	277
- per share — diluted	1.34	1.23	1.20	0.81	1.00	0.68	0.58	0.57
Cash Flow from Continuing Operations(1)	1,308	1,429	1,259	1,021	896	1,103	918	990
- per share — basic	2.93	3.11	2.73	2.22	1.94	2.39	1.94	2.06
- per share — diluted	2.88	3.07	2.70	2.19	1.92	2.37	1.92	2.04
Net (Loss) Earnings from Continuing Operations	(125)	1,188	432	265	326	447	266	801
- per share — basic	(0.28)	2.59	0.94	0.58	0.71	0.97	0.56	1.67
- per share — diluted	(0.28)	2.56	0.93	0.57	0.70	0.96	0.56	1.65
Operating Earnings from Continuing Operations(2)	518	612	553	362	462	337	254	271
- per share — diluted	1.14	1.32	1.19	0.78	0.99	0.72	0.53	0.56
Revenues, Net of Royalties	2,661	4,208	2,320	2,552	2,730	2,639	2,190	2,233

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are discussed under “Cash Flow” in this MD&A.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are described and discussed under “Operating Earnings” in this MD&A.

ENCANA CORPORATION Q1 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS (PREPARED IN US$)

CASH FLOW
EnCana’s cash flow was $1,413 million in the first quarter of 2005, an increase of $418 million or $0.98 per share diluted, from the same period in 2004. This increase reflects the net impact of the Company’s overall five percent sales volume growth, increased prices for the first three months in 2005 and lower realized hedge losses. EnCana’s discontinued operations contributed $105 million to cash flow this quarter, an increase of $6 million from the first quarter of 2004.

EnCana’s first quarter 2005 cash flow from continuing operations increased $412 million, or $0.96 per share diluted, to $1,308 million compared with the same period in 2004 with significant items as follows:

•	Natural gas sales volumes increased 17 percent to 3,146 MMcf/d.

•	Average North American natural gas prices, excluding financial hedges, were $5.81 per Mcf in the first quarter of 2005 compared to $5.26 per Mcf in the first quarter of 2004, an increase of ten percent.

•	Average North American liquids prices, excluding financial hedges, were $29.77 per bbl in the first quarter of 2005 compared to $25.39 per bbl in the first quarter of 2004, an increase of 17 percent.

•	Realized financial commodity hedge losses included in cash flow from continuing operations were $10 million after-tax in the first quarter of 2005 compared to $60 million after-tax for the same period in 2004.

•	The current income tax provision was $225 million in the quarter unchanged from $225 million in the first quarter of 2004.

Cash flow measures are considered non-GAAP but are commonly used in the oil and gas industry to assist management and investors to measure the Company’s ability to finance its capital programs and meet its financial obligations. The calculation of cash flow is disclosed on the Consolidated Statement of Cash Flows in the Interim Consolidated Financial Statements.

NET EARNINGS
EnCana’s net loss was $45 million in the first quarter of 2005 compared with net earnings of $290 million in the same period in 2004.

EnCana’s first quarter net loss from continuing operations was $125 million, a decrease of $451 million, or $0.98 per share diluted in 2005 compared with 2004. In addition to the items affecting cash flow from continuing operations as detailed previously, significant items are:

•	Unrealized mark-to-market losses of $628 million after-tax in the first quarter of 2005 compared to $213 million after-tax in the first quarter of 2004.

•	Included in 2004 is a gain due to a change in tax rates of $109 million, with no comparable amount to-date in 2005.

•	A $15 million after-tax unrealized loss on Canadian issued U.S. dollar debt to-date in 2005 compared with a $32 million after-tax unrealized loss in the first quarter of 2004.

•	An increase in DD&A of $160 million as a result of increased sales volumes, the impact of the higher value of the Canadian dollar and higher DD&A rates resulting from the impacts of foreign exchange, the Tom Brown, Inc (“TBI”) acquisition in May 2004 and increased future development costs.

The impacts on results from the conversion of Canadian to U.S. dollars should be considered when analyzing specific components contained in the Interim Consolidated Financial Statements. For every 100 Canadian dollars spent on capital projects, operating expenses and administrative expenses, the Company incurred additional costs of approximately US$5.60 based on the increase in the average U.S./Canadian dollar exchange rate in the first quarter of 2005 to $0.815 compared to $0.759 in the first quarter of 2004. Revenues were relatively unaffected by the increase in the exchange rate since commodity prices received are largely based in U.S. dollars or in Canadian dollar prices which are closely tied to the value of the U.S. dollar.

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Reconciliation of Net Earnings (Loss) from Continuing Operations from 2004 to 2005
 ($ millions)

2004 First Quarter net earnings from continuing operations	$326
Upstream volumes	217
Upstream prices	180 (1)
Realized loss on financial contracts	72
Income tax	(16)
Gain on disposition	(34)
Upstream expenses	(88)
DD&A expenses	(160)
Unrealized fair value adjustment on financial contracts	(652)
Other	30

2005 First Quarter net loss from continuing operations	$(125)

(1)	Excludes the effect of Upstream financial hedging.

OPERATING EARNINGS
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that show net earnings excluding non-operating items such as the after-tax gain or loss from the disposition of discontinued operations, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates. Management believes these items reduce the comparability of the Company’s underlying financial performance between periods. The majority of the unrealized gains or losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. The following table has been prepared in order to provide investors with information that is more comparable between years.

Summary of Operating Earnings	Three months ended March 31			Year Ended
		2005 vs
($ millions)	2005	2004	2004	2004
Net (Loss) Earnings, as reported	$(45)	-116%	$290	$3,513
Deduct: Gain on discontinuance	—		—	(1,364)
Add: Unrealized mark-to-market accounting loss (after-tax)	641		252	165
Deduct: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	15		32	(229)
Deduct: Future tax recovery due to tax rate reductions	—		(109)	(109)

Operating Earnings (1)(2)	$611	31%	$465	$1,976

($ per Common Share - Diluted)
Net (Loss) Earnings, as reported	$(0.10)	-116%	$0.62	$7.51
Deduct: Gain on discontinuance	—		—	(2.92)
Add: Unrealized mark-to-market accounting loss (after-tax)	1.41		0.54	0.35
Deduct: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	0.03		0.07	(0.49)
Deduct: Future tax recovery due to tax rate reductions	—		(0.23)	(0.23)

Operating Earnings (1)(2)	$1.34	34%	$1.00	$4.22

(1)	Operating Earnings is a non-GAAP measure that shows net (loss) earnings excluding the after-tax gain or loss from the disposition of discontinued operations, the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(2)	Unrealized gains or losses have no impact on cash flow.

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Summary of Operating Earnings from Continuing Operations	Three months ended March 31			Year Ended
		2005 vs
($ millions)	2005	2004	2004	2004
Net (Loss) Earnings from Continuing Operations, as reported	$(125)	-138%	$326	$2,211
Add: Unrealized mark-to-market accounting loss (after-tax)	628		213	116
Deduct: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	15		32	(229)
Deduct: Future tax recovery due to tax rate reductions	—		(109)	(109)

Operating Earnings from Continuing Operations (1)(2)	$518	12%	$462	$1,989

($ per Common Share - Diluted)
Net (Loss) Earnings from Continuing Operations, as reported	$(0.28)	-140%	$0.70	$4.72
Add: Unrealized mark-to-market accounting loss (after-tax)	1.39		0.45	0.25
Deduct: Unrealized foreign exchange loss (gain) on translation of Canadian issued U.S. dollar debt (after-tax)	0.03		0.07	(0.49)
Deduct: Future tax recovery due to tax rate reductions	—		(0.23)	(0.23)

Operating Earnings from Continuing Operations (1)(2)	$1.14	15%	$0.99	$4.25

(1)	Operating Earnings from Continuing Operations is a non-GAAP measure that shows net (loss) earnings from continuing operations excluding the after-tax effects of unrealized mark-to-market accounting for derivative instruments, the after-tax gain or loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the changes in statutory income tax rates.

(2)	Unrealized gains or losses have no impact on cash flow.

RESULTS OF OPERATIONS
UPSTREAM OPERATIONS

Financial Results from Continuing Operations
Three months ended March 31

($ millions)	2005				2004
		Crude Oil and				Crude Oil and
	Produced Gas	NGLs	Other	Total	Produced Gas	NGLs	Other	Total
Revenues, Net of Royalties	$1,697	$348	$61	$2,106	$1,266	$313	$50	$1,629
Expenses
Production and mineral taxes	75	12	—	87	46	8	—	54
Transportation and selling	114	17	—	131	106	21	—	127
Operating	165	71	56	292	121	73	47	241

Operating Cash Flow	$1,343	$248	$5	$1,596	$993	$211	$3	$1,207

Depreciation, depletion and amortization				660				503

Upstream Income				$936				$704

Results from continuing operations reflect an 11 percent or 410 MMcfe/d increase in sales volumes for the quarter ended March 31, 2005 compared with the same period in 2004. The increase in sales volumes is primarily attributable to organic growth on North American resource plays. In addition, sales volumes increased as a result of the TBI acquisition offset somewhat by non-core property dispositions in 2004.

Revenues, net of royalties, reflect the increase in natural gas and crude oil benchmark prices (see the “Business Environment” section of this MD&A) for the quarter offset by the realized hedging losses. The effect of realized commodity hedging losses for the quarter ended March 31, 2005 was $22 million, or $0.06 per Mcfe compared to $92 million or $0.27 per Mcfe for the same period in 2004.

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

North American production and mineral taxes for produced gas increased 63 percent in the first quarter of 2005 compared to the same period in 2004 primarily due to increased natural gas prices and volumes in the United States and a higher effective tax rate on production growth in Colorado.

For the three months ended March 31, 2005, operating expenses were $51 million higher representing an increase of $0.06 per Mcfe to $0.64 per Mcfe compared to $0.58 per Mcfe for the same period in 2004 primarily due to an increase in the average U.S./Canadian dollar exchange rate during 2005 and an increase in long-term compensation expenses due to the higher EnCana share price. Excluding the impact of foreign exchange, operating expenses in 2005 would have increased to $0.60 per Mcfe.

DD&A expense increased by $157 million for the first quarter of 2005 compared to the first quarter of 2004 primarily as a result of increased sales volumes and the impact of the higher value of the Canadian dollar compared to the U.S. dollar applied to Canadian dollar denominated DD&A expense. On a North America basis, excluding Other activities, DD&A rates were $1.77 per Mcfe for the first quarter of 2005 compared to $1.48 per Mcfe in the first quarter of 2004. DD&A rates have increased in 2005 due to the impacts of foreign exchange, the TBI acquisition and increased future development costs.

Revenue Variances for First Quarter 2005 compared to First Quarter 2004
From Continuing Operations
Three months ended March 31

($ millions)
	2004	Revenue		2005
	Revenues,	Variances in:		Revenues,
	Net of			Net of
	Royalties	Price(1)	Volume	Royalties
Produced Gas
Canada	$936	$166	$31	$1,133
United States	330	36	198	564

Total Produced Gas	$1,266	$202	$229	$1,697

Crude Oil and NGLs
Canada	$285	$41	$(33)	$293
United States	28	6	21	55

Total Crude Oil and NGLs	$313	$47	$(12)	$348

(1) Includes realized commodity hedging impacts.

The increase in sales volumes accounts for approximately 47 percent of the change in revenues, net of royalties, for the first quarter of 2005 compared with the first quarter of 2004. In the table above, impacts from price changes are reduced as a result of the quarter over quarter changes in realized commodity hedge losses mentioned previously.

The crude oil and NGLs variance in Canada of $(33) million for the first quarter of 2005 compared with the first quarter of 2004 was mainly due to the dispositions of mature conventional oil producing assets during 2004.

Quarterly Sales Volumes	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Produced Gas (million cubic feet per day)	3,146	3,087	3,096	3,001	2,684	2,662	2,518	2,457
Crude Oil (barrels per day)	130,826	132,061	142,506	144,347	142,669	151,644	149,582	134,734
NGLs (barrels per day)	26,358	27,409	27,167	26,340	23,208	22,827	23,288	24,934

Continuing Operations (million cubic feet equivalent per day)(1)	4,089	4,044	4,114	4,025	3,679	3,709	3,555	3,415

Discontinued Operations
Ecuador (barrels per day)	72,487	77,876	74,846	78,303	80,982	77,352	39,807	37,221
United Kingdom (barrels of oil equivalent per day)(2)	—	13,927	20,222	26,728	22,755	18,400	6,979	11,019
Syncrude (barrels per day)	—	—	—	—	—	—	3,399	7,316

Discontinued Operations (million cubic feet equivalent per day)(1)	435	551	570	630	623	574	301	333

Total (million cubic feet equivalent per day)(1)	4,524	4,595	4,684	4,655	4,302	4,283	3,856	3,748

(1) Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
(2)Includes natural gas and liquids (converted to BOE).

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Year-to-date Sales Volumes	Three months ended March 31			Year Ended
		2005 vs
	2005	2004	2004	2004
Produced Gas (million cubic feet per day)	3,146	17%	2,684	2,968
Crude Oil (barrels per day)	130,826	-8%	142,669	140,379
NGLs (barrels per day)	26,358	14%	23,208	26,038

Continuing Operations (million cubic feet equivalent per day)(1)	4,089	11%	3,679	3,966
Discontinued Operations
Ecuador (barrels per day)	72,487	-10%	80,982	77,993
United Kingdom (barrels of oil equivalent per day)(2)	—	-100%	22,755	20,973

Discontinued Operations (million cubic feet equivalent per day)(1)	435	-30%	623	594

Total (million cubic feet equivalent per day)(1)	4,524	5%	4,302	4,560

(1)Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
(2) Includes natural gas and liquids (converted to BOE).

In the first quarter of 2005, sales volumes from continuing operations were higher by 11 percent, or 410 MMcfe/d compared to the first quarter of 2004.

Canadian natural gas sales volumes during the first quarter of 2005 increased approximately four percent or 79 MMcf/d from the comparable quarter in 2004. This increase results mainly from successful resource play drilling programs at Cutbank Ridge in northeast British Columbia, Shallow Gas and CBM in southern Alberta and gas storage withdrawals of 27 MMcf/d in the first quarter of 2005. The growth in volumes was offset partially by the net divestiture of non-core properties which were producing approximately 92 MMcf/d during 2004. Natural gas sales volumes in the United States in the first quarter were higher by approximately 56 percent or 383 MMcf/d compared to the same quarter of 2004. Increases are primarily due to the TBI acquisition which added approximately 271 MMcf/d, the Fort Worth properties acquisition in December 2004 which added approximately 31 MMcf/d, and successful resource play drilling at Piceance and Jonah which added approximately 80 MMcf/d.

In 2005, liquids sales volumes from continuing operations declined by five percent or 8,693 bbls/d when compared to the first quarter of 2004. The lower liquids sales volumes were mainly due to the disposition of Petrovera and other non-core properties in the first and third quarters of 2004, respectively, offset by the continued development of Pelican Lake and Foster Creek as well as incremental NGLs production from the TBI acquisition.

Per Unit Results – Produced Gas
Three months ended March 31
($  per thousand cubic feet)

	Canada			United States
		2005 vs			2005 vs
	2005	2004	2004	2005	2004	2004
Price	$5.70	9%	$5.21	$6.04	12%	$5.39
Expenses
Production and mineral taxes	0.09	13%	0.08	0.62	22%	0.51
Transportation and selling	0.37	-16%	0.44	0.46	18%	0.39
Operating	0.65	16%	0.56	0.45	36%	0.33

Netback	$4.59		$4.13	$4.51		$4.16

Gas Sales Volumes (MMcf per day)	2,079	4%	2,000	1,067	56%	684

Benchmark NYMEX natural gas prices for the first quarter of 2005 were higher by ten percent compared with 2004. For the three months ended March 31, 2005, North American realized commodity hedging gains on natural gas were approximately $51 million or $0.18 per Mcf compared to a loss of approximately $20 million or $0.08 per Mcf in the same period in 2004.

Per unit production and mineral taxes in the U.S for the quarter ended March 31, 2005 compared to 2004 increased 22 percent or $0.11 per Mcf due to a combination of higher gas prices and a higher effective tax rate caused by the significant production growth in Colorado offset somewhat by lower production and mineral tax rates for TBI production.

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Natural gas per unit transportation and selling costs for the U.S. have increased 18 percent or $0.07 per Mcf for the three months ended March 31, 2005 compared to 2004, primarily as a result of marketing TBI gas volumes downstream of the wellhead. Per unit transportation and selling costs in Canada have decreased 16 percent or $0.07 per Mcf for the three months ended March 31, 2005 compared to the same period in 2004 as a result of a reduction in the average distances to sales markets from production facilities.

Canadian natural gas per unit operating expenses for the first quarter of 2005 were 16 percent or $0.09 per Mcf higher compared to the same period of 2004 primarily due to the higher U.S./Canadian exchange rates, repairs and maintenance, electrical costs and property taxes. Increases in the U.S. per unit natural gas operating expenses of 36 percent or $0.12 per Mcf for the three months ended March 31, 2005 compared to the same period in 2004 were mainly a result of higher operating cost properties from the TBI acquisition. In addition, operating costs in both Canada and the U.S. were affected by higher long-term compensation expenses during the first quarter of 2005.

Per Unit Results – Crude Oil
Three months ended March 31

($ per barrel)	North America
		2005 vs
	2005	2004	2004
Price	$27.60	12%	$24.73
Expenses
Production and mineral taxes	0.53	43%	0.37
Transportation and selling	1.39	-7%	1.50
Operating	6.04	8%	5.61

Netback	$19.64		$17.25

Crude Oil Sales Volumes (bbls per day)	130,826	-8%	142,669

Increases in the average crude oil price in the first quarter of 2005, excluding the impact of financial hedges, reflect the increase in the benchmark WTI which increased 42 percent in 2005 compared to 2004. This increase was partially offset by the increased WTI/Bow River crude oil price differential (up approximately 105 percent). Realized commodity hedging losses on crude oil were approximately $73 million or $5.18 per bbl of liquids in 2005 compared to a loss of approximately $72 million or $4.79 per bbl of liquids in 2004.

North American crude oil per unit production and mineral taxes increased by 43 percent or $0.16 per bbl in the first three months of 2005 compared to the same period in 2004 primarily due to higher prices and increased production from southern Alberta and Saskatchewan properties which are subject to freehold mineral tax and Saskatchewan resource tax, respectively.

The crude oil per unit transportation and selling expenses in the first quarter of 2005 decreased seven percent or $0.11 per bbl mainly due to an adjustment in 2004 oil transportation rates recorded in the fourth quarter of 2004, partially offset by higher U.S./Canadian exchange rates.

North American crude oil per unit operating costs for the first quarter of 2005 have increased eight percent or $0.43 per bbl compared to the same period in 2004 mainly due to the higher U.S./Canadian exchange rate, higher workovers, repairs and maintenance, SAGD fuel gas costs and long-term compensation expenses. This increase was partially offset by the sale of Petrovera in February 2004, which had higher operating costs relative to other properties.

Per Unit Results – NGLs
Three months ended March 31

($ per barrel)	Canada			United States
		2005 vs			2005 vs
	2005	2004	2004	2005	2004	2004
Price	$40.04	47%	$27.27	$40.93	25%	$32.77
Expenses
Production and mineral taxes	—	—	—	4.20	36%	3.09
Transportation and selling	0.35	—	0.35	0.01	—	—

Netback	$39.69		$26.92	$36.72		$29.68

NGLs Sales Volumes (bbls per day)	11,692	-16%	13,971	14,666	59%	9,237

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

NGLs realized price changes generally correlate with changes in WTI oil prices. The strong WTI oil price in the first quarter of 2005 positively impacted NGLs prices.

U.S. per unit production and mineral taxes for the three months ended March 31, 2005 compared to the same period in 2004 increased 36 percent or $1.11 per bbl. Higher NGLs prices in the first quarter of 2005 and increased production growth in Colorado, which results in a higher effective production tax rate, were the key reasons for this increase, offset somewhat by lower rates for TBI production.

MIDSTREAM & MARKET OPTIMIZATION OPERATIONS

Financial Results
Three months ended March 31

($ millions)	2005			2004
		Market			Market
	Midstream	Optimization	Total	Midstream	Optimization	Total
Revenues	$566	$961	$1,527	$551	$868	$1,419
Expenses
Transportation and selling	—	5	5	—	8	8
Operating	73	10	83	71	7	78
Purchased product	428	935	1,363	449	838	1,287

Operating Cash Flow	$65	$11	$76	$31	$15	$46

Depreciation, depletion and amortization			9			7

Segment Income			$67			$39

Revenues in Midstream & Market Optimization operations increased eight percent in the first quarter of 2005 compared with the same period in 2004 due primarily to increases in commodity prices. Operating cash flow increased $30 million in this same period to $76 million due to improved results from gas storage optimization activities.

CORPORATE

	Three months ended March 31
		2005 vs
($ millions)	2005	2004	2004

Revenues	$(972)	-206%	$(318)
Expenses
Operating	(3)	50%	(2)
Depreciation, depletion and amortization	17	6%	16

Segment Income	$(986)	-197%	$(332)
Administrative	61	24%	49
Interest, net	100	27%	79
Accretion of asset retirement obligation	9	50%	6
Foreign exchange loss	31	-47%	59
Stock-based compensation	4	-20%	5
Gain on dispositions	—	-100%	(34)
Income tax recovery	(63)	-20%	(79)

Corporate revenues in the first quarter of 2005 include approximately $972 million in unrealized mark-to-market losses related to financial commodity contracts compared with $320 million during the same quarter of 2004. Other mark-to-market gains ($7 million) on derivative financial instruments related to interest and electricity consumption are recorded in interest, net and operating expenses respectively.

DD&A includes provisions for corporate assets such as computer equipment, office furniture and leasehold improvements.

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Administrative expenses increased 24 percent for the three months ended March 31, 2005. The increase reflects the effect of the increased long-term compensation expenses and the change in the U.S./Canadian dollar exchange rate. Administrative costs were approximately $0.17 per Mcfe compared with $0.15 per Mcfe in the first quarter of 2004.

The higher interest expense resulted primarily from the higher average outstanding debt level compared with March 31, 2004 as a result of the TBI acquisition in the second quarter of 2004. EnCana’s long-term debt of $7,695 at March 31, 2005 is comparable with the amount of debt outstanding at December 31, 2004. EnCana’s weighted average interest rate on outstanding debt was 5.4 percent, up from the 2004 average of approximately 5.0 percent.

The majority of the foreign exchange loss of $31 million to-date in 2005 resulted from the change in the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued in Canada. Under Canadian GAAP, the Company is required to translate long-term debt issued in Canada and denominated in U.S. dollars into Canadian dollars at the period-end exchange rate. Resulting foreign exchange gains or losses are recorded in the Consolidated Statement of Earnings.

During the first quarter of 2004, EnCana sold an equity investment and recorded a gain of $34 million on this sale; there were no similar sales in the first quarter of 2005.

The effective tax rate in the first quarter of 2005 was a recovery of 33.5 percent compared to a recovery of 32.0 percent for 2004. Further information regarding EnCana’s effective tax rate can be found in Note 6 to the Interim Consolidated Financial Statements. Income tax is an annual calculation and EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings subject to tax. There are a variety of items of this type, including:

•	The effects of asset dispositions where the tax values of the assets sold differ from their accounting value.

•	Adjustments for the impact of legislative tax changes which have a prospective impact on future income tax obligations.

•	The non-taxable half of Canadian capital gains (losses).

•	Items such as resource allowance and non-deductible crown payments where the income tax treatment is different from the accounting treatment.

The 2004 effective tax rate includes a reduction of $109 million in future income taxes resulting from the reduction in the Alberta tax rate from 12.5 percent to 11.5 percent and Alberta’s retention of the resource allowance and non-deductible crown royalties regime until 2007.

Current income tax expense for the quarter ended March 31, 2005 was $225 million unchanged from the same period in 2004.

The operations of the Company are complex and related tax interpretations, regulations and legislation in the various jurisdictions that the Company and its subsidiaries operate in are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.

CAPITAL EXPENDITURES

Capital Summary ($ millions)

	Three months ended March 31
		2005 vs
	2005	2004	2004
Upstream	$1,457	18%	$1,239
Midstream & Market Optimization	44	389%	9
Corporate	6	-33%	9

Core Capital Expenditures	$1,507	20%	$1,257
Acquisitions	12	-96%	267
Dispositions	(53)	-91%	(566)
Discontinued Operations	47	-82%	267

Net Capital	$1,513	24%	$1,225

The Company’s core capital expenditures increased approximately $250 million from $1,257 million in the first quarter of 2004 to $1,507 million in the same period of 2005.

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

UPSTREAM CAPITAL EXPENDITURES
The increase in Upstream capital expenditures in the first quarter of 2005 compared to the same period in 2004 reflects increased drilling and development activities in the U.S. mainly related to the TBI properties acquired in 2004 and the impact of the increased average U.S./Canadian dollar exchange rate on Canadian dollar denominated expenditures offset partially by lower drilling activity in Canada as a result of early spring break up due to warm weather. The change in the average U.S./Canadian dollar exchange rate resulted in an increase on Canadian dollar denominated core capital expenditures of approximately $75 million. Natural gas capital expenditures were primarily focused on continued development of the Company’s key resource plays in Piceance, Jonah, East Texas and Fort Worth in the United States and Greater Sierra, Cutbank Ridge and Shallow Gas in Canada. Crude oil capital spending in 2005 was concentrated at Foster Creek and Pelican Lake in Alberta. The Company drilled 1,352 net wells in the first quarter of 2005 compared to 1,613 net wells for the same period in 2004.

MIDSTREAM & MARKET OPTIMIZATION CAPITAL EXPENDITURES
Expenditures in the first quarter of 2005 related primarily to pre-construction activities underway on the Entrega pipeline in Colorado.

CORPORATE CAPITAL EXPENDITURES
Corporate capital expenditures relate primarily to spending on business information systems, leasehold improvements and furniture and office equipment.

DISCONTINUED OPERATIONS

Discontinued operations in the Interim Consolidated Financial Statements include Ecuador in 2005 and also includes the United Kingdom in 2004. EnCana’s net earnings from discontinued operations in the first quarter of 2005 are $80 million compared to a net loss of $36 million in 2004 and include realized commodity hedge losses of $15 million after-tax compared with $39 million after-tax in 2004 and unrealized financial hedge losses of $13 million after-tax compared with $39 million after-tax in 2004. Summary information is presented below. Additional information concerning EnCana’s discontinued operations can be found in Note 3 to EnCana’s Interim Consolidated Financial Statements.

ECUADOR

	Three months ended March 31
		2005 vs
	2005	2004	2004
Sales volumes
Crude Oil (barrels per day)	72,487	-10%	80,982
($ millions)
Net earnings (loss) from discontinued operations	$80	358%	$(31)
Capital Investment	47	-13%	54

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Production volumes in the first quarter of 2005 averaged 75,695 bbls/d; basically unchanged from the same period in 2004. Sales volumes in the first quarter of 2005 decreased ten percent to average 72,487 bbls/d primarily due to an underlift of 3,208 bbls/d in the first quarter of 2005 compared to an overlift of 4,662 bbls/d in the first quarter of 2004.

Production and mineral taxes were $11 million higher in the first quarter of 2005 compared to 2004 as a result of higher realized prices on the Tarapoa block partially offset by lower Tarapoa sales volumes. The Company is required to pay a percentage of revenue from this block to the Ecuador government based on realized prices over a base price. In accordance with Canadian GAAP, no DD&A expense is being recorded in 2005 on discontinued Ecuador operations. As a result, first quarter 2005 earnings are higher than the comparable period in 2004.

Contingency information regarding certain disputed items with the Ecuadorian government relating to value-added tax (“VAT”), ownership of Block 15 and deductibility of interest is included in Note 3 to EnCana’s Interim Consolidated Financial Statements.

UNITED KINGDOM

	Three months ended March 31
	2005	2004

Sales volumes
Produced Gas (million cubic feet per day)	—	28
Crude Oil (barrels per day)	—	16,083
NGLs (barrels per day)	—	2,005
Total (barrels of oil equivalent per day)	—	22,755
($ millions)
Net loss from discontinued operations	$—	$(5)
Capital Investment	—	213

In December 2004, a subsidiary of the Company completed the sale of its U.K. central North Sea assets, production and prospects for net cash consideration of approximately $2.1 billion, resulting in a gain on sale of approximately $1.4 billion.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Three months ended March 31
		2005 vs
	2005	2004	2004

Net cash provided by (used in)
Operating activities	1,926	39%	1,382
Investing activities	(1,349)	-23%	(1,098)
Financing activities	(739)	-188%	(257)

(Decrease) increase in cash and cash equivalents	(161)	-696%	27

EnCana’s cash flow from continuing operations was $1,308 million in the first quarter of 2005, up $412 million from $896 million for the same period in 2004. The increase in cash flow was primarily due to increased revenues from the growth in sales volumes and higher commodity prices offset by increased expenses. Cash flow from continuing operations comprises the majority of EnCana’s cash provided by operating activities of $1,926 million in the first quarter of 2005 compared with $1,382 million in the first quarter of 2004.

Net cash used in investing activities was $1,349 million compared to $1,098 million in the first quarter of 2004 and consists mainly of capital expenditures of $1,519 million in the quarter compared with $1,271 million in the same quarter of 2004. Net cash used by financing activities in the first quarter was $739 million compared to $257 million in 2004 primarily as a result of the purchase of Common Shares under the Bid.

ENCANA CORPORATION Q1 2005
MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED IN US$)

During the quarter, long-term debt plus the current portion of long-term debt decreased by $48 million to $7,882 million, remaining close to the year-end total of $7,930 million. This small decrease was the result of the Company’s capital and share purchases being financed through the combination of cash flow and working capital. EnCana’s net debt adjusted for working capital was $8,790 million as at March 31, 2005 compared with $7,184 million at December 31, 2004. Working capital was a deficit of $1,095 million and included unrealized losses on mark-to-market accounting on commodity hedges of $795 million and income tax payable of $384 million. This compares to working capital of $558 million as at December 31, 2004.

Financial Ratios

	Three months
	ended March 31	Year Ended
	2005	2004

Debt to capitalization	39%	33%

Debt to EBITDA	1.8	1.4

Debt-to-capitalization at the end of March 31, 2005 was 39 percent. The increase from the 2004 year-end rate of 33 percent results from increased net debt because of the unrealized commodity hedge losses recorded in the first quarter of 2005 and the decreased capitalization as a result of the repurchase of shares. Management calculates this ratio for internal purposes to steward the Company’s overall debt position as a measure of a company’s financial strength.

EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s has assigned an A- with a ‘Negative Outlook’ and Dominion Bond Rating Services has assigned an A(low) with a ‘Stable Trend’. Moody’s long-term credit rating for EnCana remains at ‘Baa2 Stable’.

As at March 31, 2005, the Company had available unused committed bank credit facilities in the amount of $2.4 billion.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Share Capital – Common Shares

	March 31	December 31
(millions)	2005	2004

Outstanding, beginning of year	450.3	460.6
Issued under option plans	2.8	9.7
Shares repurchased (Normal Course Issuer Bid)	(11.0)	(20.0)
Shares repurchased (Performance Share Unit Plan)	(1.3)	—

Common shares outstanding, end of period	440.8	450.3

Weighted average common shares outstanding — diluted	454.5	468.0

There were no Preferred Shares outstanding during these periods. Employees and directors have been granted options to purchase Common Shares under various plans.

Effective February 22, 2005 the Company’s Board of Directors resolved to recommend the split of the Corporation’s outstanding Common Shares on a two-for-one basis (“Share Split”). EnCana’s shareholders approved the Share Split at its annual and special meeting held on April 27, 2005. In addition to shareholder approval, the Share Split is subject to the receipt of all required regulatory approvals. Subject to regulatory approvals, each shareholder will receive one additional common share for each common share he or she holds on the record date for the Share Split of May 12, 2005. Pursuant to the rules of the Toronto Stock Exchange, EnCana’s common shares will commence trading on a subdivided basis at the opening of business on May 10, 2005, which is the second trading day preceding the record date. Also on May 10, 2005, EnCana’s common shares listed on the New York Stock Exchange (“NYSE”) will

ENCANA CORPORATION Q1 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS (PREPARED IN US$)

commence trading with rights entitling holders to an additional common share for each common share held upon the commencement of trading of the common shares on a subdivided basis on the NYSE. The trading of the common shares on a subdivided basis on the NYSE will occur one day after the delivery of share certificates to registered holders of EnCana’s common shares. It is anticipated that share certificates representing the additional common shares resulting from the Share Split will be delivered to registered common shareholders on or about May 20, 2005.

The Compensation Committee of the Board of Directors, in 2003, approved a long-term incentive strategy for employees throughout EnCana which includes a significantly reduced level of stock option grants to be supplemented by grants of Performance Share Units (“PSUs”). In 2004, the Board of Directors approved a modification to the PSU plan that provides a reduced payout if relative ranking is below median. This change applies to units granted in both 2004 and 2005. PSUs will not result in the issue of new Common Shares by the Company. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right (“TSAR”) and employees may elect to exercise either the stock option or the associated TSAR. TSAR exercises will result in either cash payments by the Company or issuance of Common Shares.

EnCana obtained regulatory approval under Canadian securities laws to purchase Common Shares under three consecutive Normal Course Issuer Bids which commenced in October 2002 and may continue until October 28, 2005. Under the terms of the Bids, the Company repurchased for cancellation approximately 20 million Common Shares during 2004, and as of December 31, 2004, was entitled to purchase for cancellation an additional eight million Common Shares. On February 4, 2005, EnCana received approval from the TSX to amend the Bid and increase the number of Common Shares available for purchase from five percent of the issued and outstanding shares on October 22, 2004 to ten percent of the public float. Under the amended Bid, EnCana is entitled to purchase for cancellation up to approximately 46.1 million Common Shares. To the date of the amendment, EnCana had purchased approximately 21 million Common Shares under the Bid. Since that date, EnCana has purchased approximately five million Common Shares, leaving approximately 20 million Common Shares available for purchase through the expiry of the Bid on October 28, 2005. Shareholders may obtain a copy of the Bid documents without charge at www.sedar.com or by contacting investor.relations@encana.com

Normal Course Issuer Bid

	Share Purchases
	March 31	December 31
(millions)	2005	2004

Bid expiring October 2004	—	5.5
Bid expiring October 2005	11.0	14.8

	11.0	20.3

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Company has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.

Included in the Company’s long-term debt commitments of $7,816 million at March 31, 2005 are $1,874 million outstanding related to Banker’s Acceptances, Commercial Paper and LIBOR loans that are supported by revolving credit facilities and term loan borrowings. The Company intends and expects that it will have the ability to extend the term of this debt on an ongoing basis. Further details regarding the Company’s long-term debt are described in Note 7 to the Interim Consolidated Financial Statements.

As at March 31, 2005, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 48 MMcf/d with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 163 Bcf at a weighted average price of $3.71 per Mcf. At March 31, 2005, these transactions had an unrealized loss of $259 million.

Contingency information regarding certain disputed items with the Ecuadorian government relating to VAT, ownership of Block 15 and deductibility of interest is included in Note 3 to EnCana’s Interim Consolidated Financial Statements.

Variable Interest Entities (“VIE”)
In December 2004, an EnCana subsidiary finalized the purchase of certain oil and gas properties in Texas for approximately $251 million. The purchase was facilitated by an unrelated party, which holds the assets in trust for the Company. EnCana operates the properties, receives all the revenue and pays all of the expenses associated with these properties. The assets will be transferred to EnCana at the earliest of June 15, 2005 or upon the disposition of certain natural gas and crude oil properties by EnCana. EnCana has determined that this relationship represents an interest in a VIE and that EnCana is the primary beneficiary of the VIE. EnCana has included these properties in its consolidated results from the date of acquisition. This subsidiary will not hold title to these properties until an exchange transaction has been completed.

ENCANA CORPORATION Q1 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.

Leases
As a normal course of business, the Company leases office space for personnel who support field operations and for corporate purposes.

Legal Proceedings Related to Discontinued Merchant Energy Operations
As previously described in the Company’s Management Discussion and Analysis for the year ended December 31, 2004, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.

The Company and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California and, along with other energy companies, are defendants in multiple other lawsuits filed in California State and District Court (many of which are class actions). WD is a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The Gallo complaint claims damages in excess of $30 million, before potential trebling under California laws.

The California lawsuits relate to sales of natural gas in California from 1999 to 2002 and contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws to artificially raise the price of natural gas through various means including the illegal sharing of price information through online trading, price indices and wash trading. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices resulted in higher prices of natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to the Company as the remaining defendants. As is customary, the class actions do not specify the amount of damages claimed.

The Company and WD intend to vigorously defend against these claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

ACCOUNTING POLICIES AND ESTIMATES

There have been no changes to EnCana’s accounting principles and practices in 2005, nor have there been any changes to EnCana’s critical accounting estimates.

RISK MANAGEMENT

EnCana’s results are affected by

•	financial risks (including commodity price, foreign exchange, interest rate and credit risks)

•	operational risks

•	environmental, health, safety and security risks

•	reputational risks

FINANCIAL RISKS
The Company partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies approved by senior management, and is subject to limits established by the Board of Directors. As a means of mitigating exposure to commodity price risk, the Company has entered into various financial instrument agreements. The Company’s policy is not to use derivative financial instruments for speculative purposes. The details of these instruments, including any unrealized gains or losses, as of March 31, 2005, are disclosed in Note 12 to the Interim Consolidated Financial Statements.

The Company has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk associated with cash flows expected to be generated from budgeted capital programs and in other cases to the mitigation of price risks for specific assets and obligations.

ENCANA CORPORATION Q1 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS (PREPARED IN US$)

With respect to transactions involving proprietary production or assets, the financial instruments generally used by the Company are swaps, collars or options which are entered into with major financial institutions, integrated energy companies or commodities trading institutions.

Commodity Price
To partially mitigate the natural gas commodity price risk, the Company entered into swaps which fix the AECO and NYMEX prices and collars and put options which fix the range of AECO and NYMEX prices. To help protect against widening natural gas price differentials in various production areas, the Company has entered into swaps to fix the AECO and Rockies price differential from the NYMEX price. Physical contracts relating to these activities had an unrecognized loss of $47 million.

The Company has also entered into contracts to purchase and sell natural gas as part of its daily ongoing operations of the Company’s proprietary production management. Physical contracts associated with this activity had an unrecognized gain of $5 million.

As part of its gas storage optimization program, EnCana has entered into financial instruments and physical contracts at various locations and terms over the next 12 months to partially manage the price volatility of the corresponding physical transactions and inventories. The financial instruments used include futures, fixed for floating swaps and basis swaps.

For crude oil price risk, the Company has partially mitigated its exposure to the WTI NYMEX price for a portion of its oil production with fixed price swaps, three-way put spreads and put options.

The Company has a power purchase arrangement contract that expires in 2005. This contract was entered into as part of a cost management strategy.

Foreign Exchange
As a means of mitigating the exposure to fluctuations in the U.S. to Canadian exchange rate, the Company may enter into foreign exchange contracts. The Company also enters into foreign exchange contracts in conjunction with crude oil marketing transactions. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined.

The Company also maintains a mix of both U.S. dollar and Canadian dollar debt which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company has entered into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

Interest Rates
The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company has entered into interest rate swap transactions from time to time as a means of managing the fixed/floating rate debt portfolio mix.

Credit Risk
The Company is exposed to credit related losses in the event of default by counterparties. The Company does not expect any counterparties to fail to meet their obligations because of credit practices that are in place that limit transactions to counterparties of investment grade credit quality and transactions that are fully collateralized. A substantial portion of the Company’s accounts receivable is with customers in the oil and gas industry. Credit losses on the accounts receivable may arise as a result of non-performance by customers on their contractual obligations. To manage the Company’s exposure to credit losses, Board-approved credit policies govern the Company’s credit portfolio.

OPERATIONAL RISK
EnCana mitigates operational risk through a number of policies and processes. As part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a process called Lookback and Learning. In this process, each asset team undertakes a thorough review of their previous capital program to identify key learnings, which often includes operational issues that positively and negatively impacted the project’s results. Mitigation plans are developed for the operational issues which had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these Lookback results are analyzed for the Company’s capital program with the results and identified learnings shared across the Company.

Projects include a Business Risk Burden that is intended to account for the unforeseen risks. The amount of Business Risk Burden that is used on a particular project depends on the project’s history of Lookback results and the type of expenditure. A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.

The Company also partially mitigates operational risks by maintaining a comprehensive insurance program.

ENCANA CORPORATION Q1 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS (PREPARED IN US$)

Gas over Bitumen Shut-in Production
The Company’s production volumes, primarily from the Primrose Block in northeast Alberta, were affected by the September 2003 and July 2004 rulings from the Alberta Energy and Utilities Board (“AEUB”) to shut-in natural gas production that put at risk the recovery of bitumen resources in the area. The current shut-in volumes are approximately 20 MMcf per day with the potential for an additional 20 MMcf per day to be shut-in in the future. The impact of the AEUB rulings is not expected to be material as the Company receives royalty credits which mitigate the financial impact. As of March 31, 2005 the Company has received approximately $21.9 million which has been recorded as part of Other Liabilities on the Consolidated Balance Sheet in the Interim Consolidated Financial Statements.

ENVIRONMENT, HEALTH, SAFETY AND SECURITY RISK
These risks are managed by executing policies and standards that comply with or exceed government regulations and industry standards. In addition, the Company maintains a system that identifies, assesses and controls safety and environmental risk and requires regular reporting to senior management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of EnCana’s Board of Directors recommends approval of environmental policy and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation strategies are utilized to restore the environment.

Security risks are managed through a Security Program designed to ensure that EnCana’s personnel and assets are protected. EnCana has also established an Investigations Committee with the mandate to address potential violations of Company policies and practices.

Kyoto Protocol
The Kyoto protocol, ratified by the Canadian Federal Government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008 – 2012. The Federal Government released a framework outlining its Climate Change action plan on April 13, 2005. The plan as released contains few technical details regarding the implementation of the Government’s greenhouse gas reduction strategy. The Climate Change Working Group of Canadian Association of Petroleum Producers continues to work with the Federal and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation which protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

As the federal government has yet to release a detailed Kyoto compliance plan, EnCana is unable to predict the impact of the potential regulations upon its business; however, it is possible that the Company would face increases in operating costs in order to comply with greenhouse gas emissions legislation.

REPUTATIONAL RISK
EnCana takes a pro-active approach to the identification and management of issues that affect the Company’s reputation and has established consistent and clear procedures, guidelines and responsibility for identifying and managing these issues. Issues affecting or with the potential to affect EnCana’s reputation are generally either emerging issues that can be identified early and then managed or unforeseen issues that arise unexpectedly and must be managed on an urgent basis.

OUTLOOK

EnCana plans to continue to focus principally on growing natural gas production from unconventional resource plays. The Company will also continue to develop its high quality in-situ oilsands resources.

Strong natural gas storage injection requirements combined with reduced U.S. and Canadian supply have tightened the balance between supply and demand resulting in higher average natural gas prices in the first quarter of 2005. The outlook for the balance of the year and beyond will be impacted by weather, timing of new supplies and economic activity.

Volatility in crude oil prices is expected to continue throughout 2005 as a result of market uncertainties over continued demand growth in China, the reliability of production from key producing countries, OPEC success at managing prices and the overall state of the world economies.

The Company expects its 2005 core capital investment program, of between $4.9 billion and $5.2 billion, to be funded from cash flow.

Proceeds from the sales of non-core properties are expected to reduce debt and fund a share buyback program.

EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, as well as movements in foreign currency exchange rates.

ENCANA CORPORATION Q1 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS (PREPARED IN US$)

ADVISORIES

FORWARD-LOOKING STATEMENTS
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this MD&A constitute forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: projections with respect to growth of natural gas production from resource plays and in-situ oilsands development; projections relating to the volatility of crude oil prices in 2005 and the reasons therefor; the Company’s projected capital investment levels for 2005 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s execution of share purchases under its Normal Course Issuer Bid; the Company’s defence of lawsuits; projections and assumptions relating to capital expenditures; the impact of the Kyoto Accord on operating costs; projected tax rates and projected current taxes payable for 2005 and the adequacy of the Company’s provision for taxes; and projections relating to the use of proceeds from non-core properties, including debt repayment and purchases under its Normal Course Issuer Bid. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate, including Ecuador; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (“NI 51-101”). The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Crude Oil, Natural Gas Liquids and Natural Gas Conversions
In this MD&A, certain crude oil and natural gas liquids (“NGLs”) volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

Resource Play, Estimated Ultimate Recovery, Unbooked Resource Potential, Total Resource Portfolio and Total Resource Life
EnCana uses the terms resource play, estimated ultimate recovery, unbooked resource potential, total resource portfolio and total resource life. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meaning set out

ENCANA CORPORATION Q1 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS (PREPARED IN US$)

jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Unbooked resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves through the low-risk development of known resources within existing landholdings that meet the Company’s targeted economic thresholds. Total resource portfolio is the sum of proved reserves plus unbooked resource potential. Total resource life is calculated by dividing the total resource portfolio by annualized production as of a given date.

CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA
All information included in this MD&A and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $0.79 for every Canadian dollar.

Non-GAAP Measures
Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow from Continuing Operations per share-basic, Cash Flow from Continuing Operations per share-diluted, Cash Flow per share-basic and Cash Flow per share-diluted, Operating Earnings and Operating Earnings per share-diluted, Operating Earnings from Continuing Operations and Operating Earnings from Continuing Operations per share diluted and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

References To EnCana
For convenience, references in this MD&A to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.

ADDITIONAL INFORMATION Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

ENCANA CORPORATION Q1 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS (PREPARED IN US$)